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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                Amendment No. 1

                             THE UNIMARK GROUP, INC.
                             -----------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                         ------------------------------
                         (Title or Class of Securities)


                                    904789104
                                 --------------
                                 (CUSIP Number)


                                 Robert J. Bobb
                        Cardinal-UniMark Investors, L.P.
                             311 South Wacker Drive
                                   Suite 5500
                             Chicago, Illinois 60606
                                 (312) 913-1000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Received Notices and Communications)


                                September 1, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 904789104
===================

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1)   Name of Reporting Person:

     Cardinal-UniMark Investors, L.P.
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2)   Check the Appropriate Box if a member of a Group:

     (a) |_|
     (b) |X|
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3)   SEC Use Only


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4)   Source of Funds (See Instructions):

     AF, WC
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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

     |_|
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6)   Citizenship or Place of Organization:

     DELAWARE
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               7)   Sole Voting Power:    13,149,274 (62.48%)


  Number of    -----------------------------------------------------------------
   Shares      8)   Shared Voting Power:  --
Beneficially
  Owned by
    Each       -----------------------------------------------------------------
  Reporting    9)   Sole Dispositive Power:   10,519,419 (49.98%)
Person With:

               -----------------------------------------------------------------
               10)  Shared Dispositive Power:   --


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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

     13,149,274 shares (62.48%)
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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)            |_|


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13)  Percent of Class Represented by Amount in Row (11):  62.48%


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14)  Type of Reporting Person:

     PN
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

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         Cardinal-UniMark Investors, L.P., a Delaware limited partnership ("Cardinal-UniMark"), hereby amends and supplements the statement on Schedule 13D (the "Statement") previously filed by Cardinal-UniMark with the Securities and Exchange Commission on July 16, 2004, in connection with its beneficial ownership of 13,149,274 of the common shares, $0.01 par value (the "Common Stock"), issued by The UniMark Group, Inc., a Texas corporation ("UniMark"), through (i) its acquisition of 10,519,419 shares of Common Stock pursuant to that certain Stock Purchase Agreement dated as of July 6, 2004 (the "Purchase Agreement") between Cardinal-UniMark and Mexico Strategic Investment Fund Ltd., a Cayman Islands corporation, and (ii) its voting control of an additional 2,629,855 shares of Common Stock pursuant to that certain Shareholders Agreement dated as of July 6, 2004 (the "Shareholders Agreement") between Cardinal-UniMark and Madera LLC, a Delaware limited liability company. Except as amended and supplemented, the Statement, including the definitions of terms not otherwise defined herein, remains in full force and effect.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         The Agreement of Limited Partnership of Cardinal-UniMark Investors, L.P., dated as of June 28, 2004, has been amended and restated by the initial limited partners on September 1, 2004 to be effective as of June 28, 2004 (the "Amended and Restated Limited Partnership Agreement"). The Amended and Restated Limited Partnership Agreement provides that two types of limited partnership interests--Class A and Class B--may be issued to limited partners in Cardinal-UniMark. As of the date of this filing, four Class A limited partners have contributed an aggregate amount of $4 million dollars and five Class B limited partners have contributed an aggregate amount of $900,000 to Cardinal-UniMark. The general partner, Cardinal Growth Corporation, an Illinois corporation (the "General Partner"), contributed $1.00 to Cardinal-UniMark.

         As reported in the Statement filed on July 16, 2004, the purchase consideration for the acquisition of the 10,519,419 shares of Common Stock by Cardinal-UniMark was $4,207,765. As of the date of this filing, the total capital contribution made by all Cardinal-UniMark limited partners is $4,900,000. The $692,235 amount, which was not part of the purchase consideration for the 10,519,419 shares of Common Stock, may be used to purchase additional securities of UniMark from time to time and to pay certain expenses incurred by Cardinal-UniMark.

ITEM 5.  INTEREST OF SECURITIES OF THE ISSUER

         The General Partner does not have an ownership interest in Cardinal-UniMark, but has sole control of the voting and disposition of the 10,519,419 shares of Common Stock owned by Cardinal-UniMark. Under the Amended and Restated Limited Partnership Agreement, the General Partner also has an economic interest in Cardinal-UniMark due to a distribution allocation of (i) 20% of all remaining cash amounts to be distributed among the Class A limited partners following distributions made to the Class A limited partners in amounts equal to their respective initial capital contributions and any preferred return thereon; and (ii) 20% of all remaining cash amounts to be distributed among the Class B limited partners following distributions made to the Class B limited partners in amounts equal to their respective initial capital contributions. The General Partner's foregoing 20% distribution allocations are subject to adjustment to 15% in the event that the entire amount of the initial capital contributions of the Class A limited partners is not distributed to the Class A limited partners before September 1, 2007.

         Robert J. Bobb, the director of the General Partner, holds both Class A and Class B limited partnership interests in Cardinal-UniMark, with a total ownership interest in Cardinal-UniMark equal to 32.25%. Accordingly, Mr. Bobb owns a proportional indirect pecuniary interest in 3,392,512.63 shares of Common Stock of the 10,519,419 shares of Common Stock directly owned by Cardinal-UniMark. Pursuant to the Amended and Restated Limited Partnership Agreement, Mr. Bobb, in his capacity as a limited partner in Cardinal-UniMark, has neither the power to vote (or direct the voting of) nor the power to dispose (or direct the disposition of) any share of Common Stock owned by Cardinal UniMark.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Amended and Restated Limited Partnership Agreement provides that Cardinal-UniMark was organized to acquire 10,519,412 shares of Common Stock and, from time to time, additional securities of UniMark, including Common Stock, and to engage in activities related or incidental thereto; it has no other purpose. In the event that all or substantially all of the shares of Common Stock owned by Cardinal-UniMark are sold, Cardinal-UniMark shall dissolve and commence winding up.

         The Amended and Restated Limited Partnership Agreement also provides for the admission of new Class A and Class B limited partners. The class of a limited partnership interest in Cardinal-UniMark is determinative of the priority of such interest in distributions of cash received by Cardinal-UniMark in connection with its ownership of 10,519,412 shares of Common Stock.

         The foregoing description of the Amended and Restated Limited Partnership Agreement does not purport to be complete and is qualified in its entirety by the terms of the Limited Partnership Agreement, as amended and restated, which is incorporated by reference to this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Amended and Restated Agreement of Limited Partnership of Cardinal-UniMark Investors, L.P. dated as of June 28, 2004.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: September 10, 2004          CARDINAL-UNIMARK INVESTORS, L.P.

                                   By Cardinal Growth Corp., its General Partner



                                   By: /s/ Joseph McInerney
                                       -----------------------------------------
                                       Joseph McInerney,
                                       its Chief Executive Officer